MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2013

TABLE OF CONTENTS

INTRODUCTION	1

FORWARD-LOOKING STATEMENTS	1

CAUTIONARY NOTE TO U.S. INVESTORS	2

CORE BUSINESS	2

OVERVIEW AND OBJECTIVES	2

CHANGES TO MANAGEMENT	3

RENVEST CREDIT FACILITY	4

NEW YORK STOCK EXCHANGE LISTING STANDARD	4

RESTRUCTURING AND TURNAROUND PLAN	5

2013 ESTIMATED PRODUCTION AND CASH OPERATING COST	7

OPERATING MINES AND DEVELOPMENT PROJECTS	7

EXPLORATION	10

MINERAL RESOURCES AND RESERVES	10

FINANCIAL REVIEW	13

FINANCIAL CONDITION, CASH FLOW, LIQUIDITY AND CAPITAL RESOURCES	15

INCOME TAXES	19

CRITICAL ACCOUNTING ESTIMATES	19

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION	19

NON-IFRS PERFORMANCE MEASURES	20

DISCLOSURE CONTROLS AND PROCEDURES, AND INTERNAL CONTROL OVER FINANCIAL REPORTING	24

SUBSEQUENT EVENT	24

OUTSTANDING SHARE DATA	24

CORPORATE DIRECTORY	25

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATING RESULTS AND FINANCIAL CONDITION FOR THE THREE MONTHS ENDED MARCH 31, 2013

All figures are in U.S. dollars unless otherwise indicated.

INTRODUCTION

The following discussion and analysis of operating results and financial condition of Jaguar Mining Inc., (“Jaguar” or the “Company”) contained in this Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of the Company and the notes thereto for the three months ended March 31, 2013 and with the annual audited consolidated financial statements for the years ended 2012 and 2011. The condensed interim financial statements for the three months ended March 31, 2013 are prepared in accordance with International Accounting Standard 34 under International Financial Reporting Standards (“IFRS”). The Company reports its financial statements in U.S. dollars (“US$”), however a significant portion of the Company’s expenses are incurred in either Canadian dollars (“Cdn$”) or Brazilian reais (“R$”).

The discussion and analysis contained in this MD&A are as of May 10, 2013.

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A constitute “Forward-Looking Statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. These Forward-Looking Statements include, but are not limited to, statements concerning the Company’s future objectives, measured and indicated resources, proven and probable reserves, their average grade, the commencement period of production, cash operating costs per ounce and completion dates of feasibility studies, gold production and sales targets, capital expenditure costs, future profitability and growth in reserves. Forward-Looking Statements can be identified by the use of words such as, “are expected”, “is forecast”, “is targeted”, “approximately” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved. Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project delays and cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labor and equipment, the possibility of civil insurrection, labor strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the Forward-Looking Statements, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

These Forward-Looking Statements represent the Company’s views as of the date of this MD&A. The Company anticipates that subsequent events and developments may cause the Company’s views to change. The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by, or on behalf of the Company, subsequent to the date of this discussion, other than as required by law. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company’s Forward-Looking Statements, see the “CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS” and “RISK FACTORS” in the Company’s Annual Information Form for the year ended December 31, 2012, filed on SEDAR and available at www.sedar.com, and its filings, including the Company’s Annual Report on Form 40-F for the year ended December 31, 2012, filed with the U.S. Securities and Exchange Commission, which are available on EDGAR at www.sec.gov. Further information about the Company is available on its corporate website at www.jaguarmining.com.

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CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF INFERRED AND MEASURED AND INDICATED RESOURCES

This document includes the terms “Inferred Resources” and “Measured and Indicated Resources”. The Company advises U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into Proven or Probable Reserves.

“Inferred Resources” have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an Inferred Resource exists or is economically or legally mineable.

CORE BUSINESS

Jaguar is a corporation continued under the Business Corporations Act (Ontario) engaged in the acquisition, exploration, development and operation of gold producing properties in Brazil. The Company controls 27,357 hectares in the Iron Quadrangle mining district of Brazil, a prolific greenstone belt located near the city of Belo Horizonte in the State of Minas Gerais, where the Company owns operating assets. In addition, Jaguar holds mineral concessions totaling 138,548 hectares in the State of Maranhão, where the Company owns the Gurupi Project and 41,578 hectares in the State of Ceará, where the Company’s Pedra Branca Project is located. The Company may consider the acquisition, exploration, development and operation of other gold properties, primarily in Brazil.

Jaguar was formed in 2002. In 2004, the Company constructed and began operations of a small open-pit mine, the Sabará operation. Sabará provided initial cash flow to enable Jaguar to develop its first underground mining operation, Turmalina, where construction of a processing facility was completed in 2006. In 2007, the Company completed the construction of its second underground mining operation and processing facility, Paciência. Since 2007, Jaguar has developed four additional underground mines and completed construction of its third integrated processing facility, the Caeté Plant, which was commissioned in May 2010.

As of March 31, 2013, the Company was producing gold at its Turmalina and Caeté operations. The Company’s Paciência operation was placed on temporary care and maintenance when the Company announced the Restructuring and Turnaround Plan on May 8, 2012. Significant potential expansion includes the Company’s Gurupi Project, which contemplates an open-pit gold mining operation in the state of Maranhão in the northeast of Brazil.

Most of Jaguar’s senior management team is headquartered in the city of Belo Horizonte, close to the Company’s operating assets. The proximity of senior management to the operations allows for significant operating flexibility and oversight. The Company has also consolidated its corporate management, engineering, exploration, supply and logistics teams into the same central office in Belo Horizonte. As of March 31, 2013, the Company had 1,210 employees, 1,204 of whom are based in Brazil.

Jaguar’s common shares are listed on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”) under the symbol “JAG”.

OVERVIEW AND OBJECTIVES

All Resources and Reserves stated herein are stated as of December 31, 2012.

Since its founding, Jaguar has acquired and developed a number of mining operations in Brazil. Gold production increased from zero in 2002 to 155,764 ounces in 2011. Through acquisitions and subsequent exploration, the Company increased its total Measured and Indicated Mineral Resources from zero in 2002 to 7.48 million ounces of gold by the end of 2012. The Company's current total estimated Measured and Indicated Mineral Resources is 7.48 million ounces of gold contained in 176.42 million tonnes of material at an average grade of 1.32 grams per tonne, and 1.30 million ounces of Inferred Mineral Resources contained in 17.61 million tonnes of material at an average grade of 2.29 grams of gold per tonne. Mineral Resource models are undergoing revision during 2013 and after year end reconciliation, the Mineral Resource statements are expected to be revised.

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At its operations in Minas Gerais in the southeast of Brazil, the Company has an estimated 3.96 million ounces of Measured and Indicated Mineral Resources contained in 33.80 million tonnes of material at an average grade of 3.65 grams of gold per tonne, and 1.13 million ounces of Inferred Mineral Resources contained in 9.89 million tonnes of material at an average grade of 3.55 grams of gold per tonne. Estimated Proven and Probable Reserves, which are included in the above mentioned Measured and Indicated Mineral Resources, total 1.65 million ounces of gold contained in 17.07 million tonnes of ore at an average grade of 3.01 grams per tonne. Mineral Reserves models are undergoing revision during 2013 and after year end reconciliation the Mineral Reserves statements are expected to be revised.

At its Gurupi Project in the northeastern Brazilian state of Maranhão, the Company has estimated Measured and Indicated Mineral Resources of 3.52 million ounces of gold contained in 142.64 million tonnes of material at 0.77 grams per tonne. This amount is based on analysis of recent drilling results, stated at a cutoff grade of 0.21 grams of gold per tonne. The resource pit optimization is based on an assumed gold price of $1,500 per ounce, metallurgical recovery of 85.3%, processing and G&A costs of $8.60 per tonne processed and mining costs of $1.17 per tonne for Cipoeiro and $1.50 per tonne for Chega Tudo. Work on the Gurupi Project for 2013 has been delayed as the Company continues its efforts to complete the restructuring and implementation of the production programs at the Turmalina and Caeté complexes based on the 2013 approved budget.

Most of Jaguar’s primary ore bodies and development targets remain open at depth and along strike. Through its brownfield exploration programs, the Company has the potential to continue to add gold resources to its mineral inventory at its operations in Minas Gerais and at the Gurupi Project.

The Company’s objective is to enhance shareholder value by acquiring, building, operating and expanding cost-effective gold mines, by adding mineral resources and ore reserves to its existing mineral inventory and by pursuing transactions that are expected to support its growth targets.

FIRST QUARTER HIGHLIGHTS

•	4% increase in gold production (excluding Paciência) from 23,895 ounces in Q1 2012 to 24,836 ounces in Q1 2013;
•	32% decrease in cash operating cost per ounce (excluding Paciência) from $1,212 in Q1 2012 to $826 in Q1 2013;
•	45% reduction in total headcount (including Paciência) from 2,202 in Q1 2012 to 1,210 in Q1 2013;
•	33% reduction in total administrative expenses from $6.3 million in Q1 2012 to $2.4 million in Q1 2013;
•	New COO and CFO appointed;
•	$30.0 million Renvest Credit Facility closed;
•	$18.4 million quarter ending cash balance as at March 31, 2013;
•	$3.8 million increase in working capital, from ($21.3) million at December 31, 2012 to ($17.5) million at March 31, 2013.

CHANGES TO MANAGEMENT

On September 10, 2012, David M. Petroff was appointed President and Chief Executive Officer of the Company and joined the Board of Directors effective immediately. With the appointment of Mr. Petroff as the President and Chief Executive Officer, Mr. John Andrews stepped down from the role of interim Chief Executive Officer. Mr. Petroff has nearly 30 years of experience in the mining industry. Most recently, he was the President and Chief Executive Officer of Breakwater Resources Ltd. from November 2009 until it was acquired by Nyrstar Canada in August 2011. For nearly 25 years prior to that, he held senior management positions with Centerra Gold Inc., Cameco Corporation and Denison Mines Limited. Mr. Petroff received a Bachelor of Mathematics degree from the University of Waterloo in 1978 and a Master of Business Administration degree (finance concentration) from the Schulich School of Business, York University in 1980.

On December 11, 2012, Jaguar announced that Gordon J. Babcock had been retained as Chief Operating Officer for the Company effective early 2013. Mr. Babcock, a professional engineer with over 32 years of mining experience, assumed responsibility for all facets of Jaguar’s mining operations on January 8, 2013. Mr. Babcock was most recently the Vice President and General Manager for Nyrstar's El Mochito Mine operation in Las Vegas, Honduras. He has also held various executive positions in South America with Coeur d'Alene Mines and Plata Peru Resources, Inc. He earned a Bachelor of Science degree with Honors in Mining Engineering from Queens University in Kingston and is a member of the Association of Professional Engineers Ontario, the American Institute of Mining and Metallurgy and the Canadian Institute of Mining and Metallurgy.

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On December 14, 2012, Jaguar announced the appointment of Douglas Willock as the Company's new Chief Financial Officer following the resignation of James Roller who left the Company to pursue other opportunities. Prior to assuming his responsibilities as Chief Financial Officer on January 10, 2013, Mr. Willock advised Jaguar on the $30.0 million line of credit as described below under “Renvest Credit Facility”. Mr. Willock has over 30 years of experience in corporate finance with leading Canadian and international investment banks, as well as managing junior resource companies. Most recently he served as President and Chief Executive Officer and Director of Polar Star Mining Corporation, and is currently a Director and Chair of the Audit Committee for Orestone Mining Corp. Mr. Willock holds a Master of Business Administration degree with a major in finance from the Richard Ivey School of Business, Western University, and a Bachelor of Arts (History) degree from the University of British Columbia. He attended the Beijing Language Institute on a joint Government of Canada and China scholarship from 1976 to 1977.

RENVEST CREDIT FACILITY

On December 17, 2012, Jaguar entered into a $30.0 million standby credit facility (the “Credit Facility”) with Renvest Mercantile Bancorp Inc. through its Global Resource Fund (the “Lender”). On January 25, 2013 (the “Closing Date”), Jaguar made an initial drawdown of $5.0 million (the “Initial Drawdown”).

On May 10, 2013, the Company announced that the remaining $25.0 million under the $30.0 million Credit Facility was available to be drawdown. Although Jaguar has no immediate plans to drawn down any funds under the Credity Facility, it is available for, among other things, working capital requirements related to the Company´s Turmalina, Paciência and Caeté mining properties in Brazil.

According to the terms of the Credit Facility, interest will be applied to the outstanding balance of all amounts drawn down from the Credit Facility at a fixed rate of eleven percent (11%) per annum, payable monthly in arrears. In addition, Jaguar will pay the Lender a monthly standby fee in cash, equal to 0.2% of the undrawn balance of the Credit Facility, until the Credit Facility is terminated, fully drawn down, or has expired. Jaguar will be permitted, in one or more drawdowns, to draw down the balance of the Credit Facility for a period of 12 months from the Closing Date. All drawdowns from the Credit Facility will be fully due and payable 18 months following the Closing Date. Jaguar will pay the Lender a drawdown fee (the “Drawdown Fee”) on all drawdowns (i.e. the Initial Drawdown and all subsequent drawdowns) on the date of the respective drawdown equal to: (i) two percent (2%) of the amount of the respective drawdown payable in cash and (ii) a number of common shares of Jaguar equal to two percent (2%) of the amount of the respective drawdown.

Pursuant to the terms of the Credit Facility, the Lender received an upfront fee (the “Upfront Fee”) on the Closing Date equal to: (i) a cash fee of $50,000, being one percent (1%) of the amount of the Initial Drawdown, (ii) 450,000 common shares of Jaguar, and (iii) a cash fee of $250,000, being one percent (1%) of the value of the Credit Facility less the Initial Drawdown (i.e. one percent (1%) of $25.0 million). As such, the Lender received an aggregate Drawdown Fee and Upfront Fee equal to 570,919 common shares in the capital of Jaguar and $400,000 in cash.

NEW YORK STOCK EXCHANGE LISTING STANDARD

On December 3, 2012, Jaguar announced that the NYSE had notified the Company that it had fallen below the NYSE’s continued listing standard relating to the price of its common shares. The NYSE requires that the average closing price of a listed company’s common stock be above $1.00 per share over a consecutive 30 trading-day period.

Under the NYSE’s rules, Jaguar has a period of six months to bring its share price and 30 trading-day average share price back above $1.00. During this period, Jaguar’s common shares will continue to be traded on the NYSE, subject to compliance with all other NYSE continued listing requirements. As of the date of this MD&A, the shares of Jaguar continue to trade below $1.00 per share.

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RESTRUCTURING AND TURNAROUND PLAN

On May 8, 2012, Jaguar announced the implementation of a comprehensive restructuring and turnaround plan (the “Plan”) to improve costs and efficiency at its operations in the State of Minas Gerais, Brazil. The Plan incorporated objectives and initiatives identified by management and a number of expert industry consultants who were retained to assist with operational and cost improvements. Highlights of the Plan included:

•	Placing Paciência operations on temporary care and maintenance pending underground delineation drilling and mine development.
•	Reducing cost and improving productivity (operational adjustment program) at the Turmalina and Caeté operations:

-	Focusing on safety to reduce the Company’s lost time incident rate;
-	Instituting a ground control remediation plan to create a safer and more productive mining environment;
-	Employing properly sized cross section headings and excavations using correctly sized equipment at Caeté and Turmalina to reduce dilution;
-	Increasing delineation drilling and advancing development; and
-	Utilizing a zero-based evaluation of manpower levels in all aspects of the operations.

•	Targeting 40% reduction in overhead and administrative costs across the Company.

Significant progress has been made in the implementation of various elements of the Plan. Highlights of this progress include:

•	Paciência operation was placed on care and maintenance;
•	Implementation of new ground control system began in all operations;
•	33% reduction in total administrative expenses, from $6.3 million as at March 31, 2012 to $4.2 million as at March 31, 2013;
•	Successful implementation of a revised purchasing system led by a new purchasing manager;
•	45% reduction in total headcount, from 2,202 as at March 31, 2012 to 1,210 as at March 31, 2013, including the following:
-	27% reduction in headcount at the Turmalina operation;
-	14% reduction in headcount at the Caeté operation;
-	35% reduction in administrative and support staff at the Belo Horizonte office.

Results from the cost reduction initiatives were favorable. Consolidated cash operating cost per ounce declined by 32% from the first quarter of 2012 to the first quarter of 2013 (excluding Paciência’s cost during the first quarter of 2012). Cash operating cost per ounce at Turmalina and Caeté declined by 36% and 28%, respectively from the first quarter of 2012 to the first quarter of 2013.

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Jaguar is working towards completing the last stages of the restructuring phase of the Plan. Parallel to this effort is a focus on the implementation of the turnaround plan which is based on the 2013 budget. Key activities include continued focus on safety, further optimization of the workforce and manpower levels, completing the conversion to properly scaled mining methodology and continued emphasis on advanced development and definition drilling. A general Human Resources/Community Social Responsibility review has been initiated by the Company with a search underway for a new Chief Administration Officer to complete the last portion of the Plan. Current activities at each of the mining complexes demonstrate that the operations are well on their way to meeting budgeted costs and production targets. The Company believes the successful implementation of these programs will enable it to further reduce cash operating cost per ounce.

Paciência

On August 9, 2012, the Company announced that it had completed the transition of the Paciência operation to care and maintenance. Total manpower has been reduced from 604 as at March 31, 2012 to 22 as at March 31, 2013. The remaining personnel are handling necessary maintenance functions.

The Paciência operations have faced significant and increasing challenges since inception. A detailed review determined that a complete remediation plan would best be accomplished by placing the operations on temporary care and maintenance until the necessary underground infill and extension drilling, engineering design and structural changes have been implemented in the mines.

The Company has not established a timeframe to complete the Paciência remediation plans and restart production, as it intends to focus on optimizing production and costs at the Turmalina and Caeté operations in 2013.

Turmalina and Caeté

As part of the Plan, the Company initiated efforts during 2012 to transition the Turmalina and Caeté operations to smaller ore and waste development headings, reduced stope dimensions and improved mechanized ground control methodologies. The new ground control methodology is progressing and work is ongoing on the transition toward smaller ore and waste development headings. These actions are expected to improve head grade predictability and reduce ore dilution. These changes are being implemented concurrently with continuing operations and are expected to reduce the cash operating cost per ounce and allow for more predictable production.

Changes in Mining Methods

Historically, access to the Company’s ore bodies has been through 5 meter by 5 meter decline ramps, haulages, crosscuts and stope development headings to accommodate 30 tonne conventional and articulated dump trucks and matching loading equipment in the stoping horizon using a modified bench cut and fill mining technique. In some places, these excavations have been prone to ground control issues, which tend to compromise excavation integrity and lead to increased safety risks and the production of excessive quantities of development waste.

As a result of the evaluation of ground stability and control by external consultants, a comprehensive plan has been put to work based on determination of operational adjustments required to optimize excavation stability and support. Detailed analyses of root causes of ground control issues were undertaken.

Factors that determine excavation stability were identified in extensive discussions with mine and technical services staff, including the sensitivity of potentially weak planes to bending deflection, failure mechanisms in drifts and stopes, integration of rock reinforcement and surface support in drifts and stopes, effective installation of support, excavation size, shape and orientation, drilling accuracy and blasting control. Practical ground stability and control objectives were defined which included stopping undue ground displacement in good time, accurately delineating objective ore zones, using properly scaled equipment, drilling accurately and controlling blasting to avoid over-break and breaching of walls, identifying and deploying the appropriate equipment to ensure effective installation of support and installing all elements of support in a timely and efficient manner.

The Company will continue, during the year, to investigate the optimum size of excavations to keep ore dilution to controllable limits and adjust the size of equipment in order to minimize cash expenditure and maximize cash generated in the operations. With the changes in operations parameters, the size and dimension of the excavations on ore will be designed in a manner that does not compromise the hanging wall and footwall contacts. The objective is to reduce dilution by a minimum of 25%. Additional benefits are also expected including, but not limited to, ground control accessories reduction (due to smaller profile of drifting), improved geological control, reduced ventilation costs, reduced development costs, reduced equipment costs, improved efficiencies in mining cycles, improved safety of operations (due to new equipment and operational techniques) and reduced milling costs on a per ounce milled basis.

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With the change in operating philosophy, the size of excavations in the ore will be reduced to approximately 3.0 meters by 3.5 meters and the new trapezoidal shape of the excavations will ensure that the hanging wall and footwall units will not be compromised.

2013 ESTIMATED PRODUCTION AND CASH OPERATING COST

The Company reiterates 2013 gold production guidance of between 85,000 to 95,000 ounces and cash operating costs are expected to be in the range of $950 to $1,100 per ounce (based on an assumed exchange rate of R$2.0 per US$1.0). Capital expenditures for 2013 are anticipated to be approximately $36.6 million of which $21.7 million is expected to be spent at Caeté and $12.7 million at Turmalina. Capital expenditures for 2013 are targeted at development, infill diamond drilling and resource diamond drilling to improve the quality of information available to the mining teams so appropriate decisions can be made concerning grade control and plant feed.

OPERATING MINES AND DEVELOPMENT PROJECTS

Production and Operating Performance

The following tables set forth certain operating data for Turmalina, Paciência and Caeté for the three months ended March 31, 2013 and 2012.

Three Months Ended March 31, 2013 Operating Data
	Ore Processed	Feed Grade	Plant Recovery	Production	Cash Operating	Cash Operating
	(t000)	(g/t)	Rate (%)	(ounces)	Cost/t	Cost/ounce
Turmalina	108	3.33	89%	10,321	$82.50	$862
Caeté	157	3.26	88%	14,515	73.38	801
Total	265	3.30	88%	24,836	$77.10	$826

Three Months Ended March 31, 2012 Operating Data
	Ore Processed	Feed Grade	Plant Recovery	Production	Cash Operating	Cash Operating
	(t000)	(g/t)	Rate (%)	(ounces)	Cost/t	Cost/ounce
Turmalina	157	2.02	90%	10,014	$85.30	$1,342
Paciência	134	2.21	90%	7,338	79.20	1,451
Caeté	156	3.08	89%	13,881	95.50	1,118
Total	447	2.45	90%	31,233	$87.00	$1,268

During the three months ended March 31, 2013, the Company produced a total of 24,836 ounces of gold compared to 31,233 ounces during the same period last year. The decrease in gold production for the quarter compared to the same period in 2012 was primarily attributable to the Company’s decision to place the Paciência operation under care and maintenance. Excluding Paciência’s production, total gold produced increased 4%, from 23,895 during the first quarter of 2012 to 24,836 during the same quarter of 2013.

The cash operating cost for the three months ended March 31, 2013, was $826 per ounce as compared to $1,268 per ounce in the three months ended March 31, 2012, a reduction of 35%. Excluding Paciência’s impact, the cash operating cost in March 31, 2012 would have been $1,212 per ounce, representing a reduction of 32%, when compared to $826 for the quarter ended March 31, 2013. The chart below demonstrates the cost reduction throughout the last five quarters:

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The decrease in the Company’s cash operating cost per ounce during the quarter ended March 31, 2013, compared to the adjusted cash operating cost for the same period in 2012, was attributable to Jaguar’s ongoing cost reduction program which reduced the cost by $386 per ounce, mainly due to reduction of labor, maintenance cost, materials and sundry services. The Company’s costs are mainly incurred in Brazilian reais (R$), therefore, the change in the exchange rate of the R$ versus the US$ impacts the cost. The average exchange rate for the R$ per US$1.00 for the quarter ended March 31, 2013 and 2012 were 1.99 and 1.77 respectively, an increase of 12%. The impact of the change in the exchange rate reduced the cash operating cost by $137 per ounce.

Consolidated mine development and delineation drilling totaled 3.6 kilometers and 11.5 kilometers, respectively, for the three months ended March 31, 2013, compared to 6.3 kilometers and 17.4 kilometers (11.5 kilometers excluding Paciência) for the quarter ended March 31, 2012.

Turmalina

The primary mining method utilized at the Turmalina underground mine is “cut and fill” with some sublevel stoping also being employed. Ore produced at the Turmalina Mine is transported to the adjacent 2,000 tonnes per day (“tpd”) carbon-in-pulp (“CIP”) processing plant.

During the three months ended March 31, 2013, Turmalina produced 10,321 ounces of gold at a cash operating cost of $862 per ounce. This compared to 10,014 ounces at a cash operating cost of $1,342 per ounce during the three months ended March 31, 2012. The $480 (35.8%) decrease in the Company’s cash operating cost per ounce during the quarter ended March 31, 2013, as compared to the same period in 2012 was mainly attributable to the feed grade increase that went from 2.02g/t during the first quarter of 2012 to 3.33g/t during the same period of 2013. The grade control program and delineation drilling program were instrumental in contributing to this positive change in head grade.

Underground development drifts for drilling at the Turmalina Mine totaled 1.8 kilometers during the quarter ended March 31, 2013 compared to 2.1 kilometers during the three months ended March 31, 2012. Underground delineation drilling at Turmalina totaled 5.9 kilometers during the three months ended March 31, 2013.

Paciência

The Paciência operation continued on care and maintenance during the quarter ended March 31, 2013 and therefore no gold was produced at this operation during this quarter.

No underground development or drilling work was carried out by the Company at the Paciência mine during the quarter ended March 31, 2013.

As previously stated, the Company has not established a timeframe to complete the Paciência remediation plans and restart production as it intends to focus in 2013 on optimizing production and costs at the Turmalina and Caeté operations.

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Caeté

The Caeté mining complex has two underground mines (Roça Grande and Pilar) that primarily utilize the “cut and fill” mining method as well as some “sublevel stopping” at Pilar. Ore produced from these mines is transported to the 2,200 tpd CIP processing plant adjacent to the Roça Grande mine.

During the three months ended March 31, 2013, Caeté produced 14,515 ounces of gold at a cash operating cost of $801 per ounce. This compared to 13,881 ounces at a cash operating cost of $1,118 per ounce during the three months ended March 31, 2012. The $317 (16.4%) decrease in the Company’s cash operating cost per ounce during the quarter ended March 31, 2013, as compared to the same period in 2012 was attributable to cost reduction, mainly labor and services, which reduced the cost by $161 per ounce and the exchange rate change which reduced the cost by $124 per ounce.

Underground development drifts for drilling at the Pilar and Roça Grande mines totaled 1.7 kilometers during the three months ended March 31, 2013 compared to 2.2 kilometers during the three months ended March 31, 2012. Underground delineation drilling at the mines totaled 5.6 kilometers during the three months ended March 31, 2013.

Sabará

The Sabará operation continued on care and maintenance during the three months ended March 31, 2013. The Company continues to evaluate the strategic alternatives for this idled operation.

Gurupi Project

Work on a revised feasibility study for the development of the Gurupi Project, which intends to incorporate recent drill results and resource estimates, is ongoing. The Company anticipates that it will make a decision on the development plan, its timing and financing plan following the receipt of that study. Work on the Gurupi Project for 2013 has been delayed as the Company continues to focus its efforts on completing the restructuring and implementation of the production programs at the Turmalina and Caeté operations based on the 2013 approved budget.

While the Company has focused recent drilling and exploration on the Chega Tudo and Cipoeiro deposits, the 100% Jaguar-owned Gurupi concession includes 12 additional identified targets in 32 contiguous mineral rights totaling 138,548 hectares. These additional targets have not been included in any of the Company's mineral resource estimates or feasibility studies related to the Gurupi Project to date. These targets have been identified by favorable geology, structures, old artisanal mine workings, soil and channel sampling anomalies and exploration drilling. They have potential to further increase mineral resources at Gurupi.

In connection with the Gurupi Project acquisition on December 2, 2009 from Kinross, Jaguar was also granted a right of first refusal on an adjacent exploration property. During the quarter ended December 31, 2012, Jaguar received a notice from Kinross relating to such adjacent property in connection with its right of first refusal. After evaluating the offer being made from Kinross, and other relevant factors, Jaguar elected not to exercise its right of first refusal.

Pedra Branca Project

In March 2007, Jaguar entered into an earn-in agreement with Xstrata to explore the Pedra Branca Project in the State of Ceará in northeastern Brazil. The Pedra Branca Project currently has mineral rights to 11 exploration licenses and 15 pending applications for exploration licenses totaling 41,578 hectares covering a 38-kilometer section of a regional shear zone. The concessions are located in and around municipal areas with good infrastructure. The mineralized structures are open along the strike with potential for significant gold mineralization. During 2007 and 2008, Jaguar completed an exploration drilling program to test the continuity of the mineralization laterally and at depth. During 2009, Jaguar carried out geological reconnaissance in the concession area, trenching and soil geochemistry. In 2010, Jaguar continued with the exploration program, including extensive geological mapping, drainage and soil geochemistry, mapping of anomalous zones and trenching. During 2011, the trenching program data was thoroughly analyzed in order to prioritize previously identified target zones. Of the original 50-kilometer strike length, a stretch of 15 kilometers of the gold-bearing shear zone containing 18 relevant high potential targets was identified. Among the 18 mineralized zones, Mirador, Coelho, Queimadas and Igrejinha are considered high priority targets where exploratory drilling has been performed and returned results and geological data that suggest potential for gold deposits.

9

On April 24, 2012, Jaguar executed an amendment to the 2007 earn-in agreement with Xstrata to acquire the remaining 40% interest in the Pedra Branca Project. The Project, which was previously owned jointly by Jaguar and Xstrata on a 60/40 basis, is now 100% owned by Jaguar. In accordance with the terms of the amendment, Jaguar committed to: (i) cash consideration in the amount of $400,000 paid in installments in the following year ($217,000 already paid as at March 31, 2013); (ii) a Net Smelter Royalty (“NSR”) of one percent (1%) payable to Xstrata on future gold production; and (iii) rights of first refusal on any Base Metal Dominant Deposit (as defined in the amendment) discovered. Upon such discovery, Xstrata may elect to form a new company owned 30% by the Company’s wholly owned subsidiary, Mineração Serras do Oeste Ltda. (“MSOL”) and 70% by Xstrata, by paying three hundred percent (300%) of MSOL’s exploration expenditures incurred exclusively on the relevant Base Metal Dominant Area of the property.

EXPLORATION

Exploration activity was conducted at a target called Zona Basal, located 3 km west of the Turmalina Mine plant facility, after soil gridding delineated an 800 meter strike length anomaly over a metavolcanic rock sequence. For the first quarter of 2013, auger holes and trenches over the southeast sector of the anomaly returned encouraging results. Exploratory drilling is planned for the second quarter in 2013.

MINERAL RESOURCES AND RESERVES

In March 2013, the Company completed an internal reconciliation of its Mineral Resources and Reserves. Wilson Miola, Jaguar’s Director of Engineering, prepared and supervised the internal reconciliation. The tables below set forth Mineral Resource and Reserve estimates for the Turmalina, Paciência and Caeté operations and the Gurupi Project as of December 31, 2012.

At its operations in Minas Gerais in the southeast of Brazil, the Company has an estimated 3.96 million ounces of Measured and Indicated Mineral Resources contained in 33.79 million tonnes of material at an average grade of 3.65 grams of gold per tonne, and 1.13 million ounces of Inferred Mineral Resources contained in 9.89 million tonnes of material at an average grade of 3.55 grams of gold per tonne. Estimated Proven and Probable Reserves, which are included in the above mentioned Measured and Indicated Mineral Resources, total 1.65 million ounces of gold contained in 17.07 million tonnes of ore at an average grade of 3.01 grams per tonne.

At its Gurupi Project in the northeast of Brazil, Jaguar has an estimated 3.52 million ounces of Measured and Indicated Mineral Resources contained in 142.64 million tonnes of material at an average grade of 0.77 grams of gold per tonne, and 0.17 million ounces of Inferred Mineral Resources contained in 7.72 million tonnes of material at an average grade of 0.67 grams of gold per tonne. Estimated Probable Reserves, which are included in the above mentioned Measured and Indicated Mineral Resources, total 2.33 million ounces of gold contained in 63.76 million tonnes of material at an average grade of 1.14 grams per tonne.

In total, Jaguar now has an estimated 7.48 million ounces of Measured and Indicated Mineral Resources contained in 176.42 million tonnes of material at an average grade of 1.32 grams of gold per tonne, and 1.30 million ounces of Inferred Mineral Resources contained in 17.61 million tonnes of material at an average grade of 2.29 grams of gold per tonne. Estimated Proven and Probable Mineral Reserves, which are included in the above mentioned Measured and Indicated Mineral Resources, total 3.98 million ounces of gold contained in 80.82 million tonnes of ore at an average grade of 1.53 grams per tonne.

Mineral Resources and Reserves models are undergoing revision during 2013, and after year end reconciliation the Mineral Resources and Reserves statements are expected to be revised.

10

Table 1 - Summary of Mineral Resources (1)

	RESOURCES (tonnage in metric tonnes and grades in grams/tonne)								RESOURCES (ounces Au)
	Measured (t)	g/t	Indicated (t)	g/t	Measured + Indicated (t)	g/t	Inferred (t)	g/t	Measured + Indicated	Inferred

Southeastern Brazil
Paciência
Santa Isabel(2)	2,662,630	3.31	767,560	2.81	3,430,190	3.20	812,230	3.61	352,740	94,280
Other (3) (4)	1,312,560	3.84	1,567,000	3.97	2,879,560	3.91	500,000	5.00	362,100	80,390
Other(5) (6)	232,300	7.11	930,700	4.66	1,163,000	5.15	248,200	4.87	192,460	38,870
Total	4,207,490	3.69	3,265,260	3.89	7,472,750	3.78	1,560,430	4.26	907,300	213,540
Caeté Project
Pilar(7)	2,376,590	2.96	4,387,090	2.57	6,763,680	2.70	2,580,550	2.47	587,560	204,980
Roça Grande(7)	3,864,990	2.91	5,130,660	3.66	8,995,650	3.34	2,036,890	3.28	966,820	214,550
Other(8) (4)	529,000	5.48	530,000	5.83	1,059,000	5.66	330,000	6.04	192,560	64,070
Other(9) (6)	190,000	7.19	886,800	4.05	1,076,800	4.60	672,600	4.26	159,410	92,060
Total	6,960,580	3.24	10,934,550	3.36	17,895,130	3.31	5,620,040	3.19	1,906,350	575,660
Turmalina
Faina (10)	71,260	6.72	3,206,230	4.13	3,277,490	4.19	1,190,920	3.57	440,470	136,710
Pontal (10)	119,600	2.81	949,900	3.32	1,069,500	3.27	142,400	2.76	112,450	12,640
Ore Body A (11)	1,137,420	6.57	786,610	4.48	1,924,030	5.72	525,310	4.39	353,000	74,150
Ore Body B(11)	342,800	3.50	546,300	3.50	889,100	3.50	357,550	5.18	99,890	59,550
Ore Body C(11)	371,790	4.19	886,700	3.21	1,258,490	3.50	495,320	3.62	141,370	57,650
Total	2,042,870	5.41	6,375,740	3.87	8,418,610	4.24	2,711,500	3.91	1,147,180	340,700
Total Southeastern Brazil	13,210,940	3.72	20,575,550	3.60	33,786,490	3.65	9,891,970	3.55	3,960,830	1,129,900

Northeastern Brazil
Gurupi
Cipoeiro (12)	25,734,250	0.78	58,494,460	0.87	84,228,710	0.84	7,041,480	0.67	2,272,980	151,930
Chega Tudo (12)	20,923,100	0.66	37,484,470	0.67	58,407,570	0.66	677,810	0.62	1,246,430	13,410
Total Northeastern Brazil	46,657,350	0.72	95,978,930	0.79	142,636,280	0.77	7,719,290	0.67	3,519,410	165,340
TOTAL	59,868,290	1.38	116,554,480	1.29	176,422,770	1.32	17,611,260	2.29	7,480,240	1,295,240

Table 2 - Summary of Estimated Mineral Reserves

	Proven (t)	g/t	Probable (t)	g/t	Proven + Probable (t)	g/t	Ounces Au

Southeastern Brazil
Paciência
Santa Isabel(2)	2,439,390	2.96	703,850	2.52	3,143,240	2.86	289,400
Caeté
Pilar(7)	1,921,230	2.61	3,577,720	2.29	5,498,950	2.40	424,760
Roça Grande(7)	1,762,800	2.71	3,048,830	3.42	4,811,630	3.16	488,970
Total	3,684,030	2.66	6,626,550	2.81	10,310,580	2.76	913,730
Turmalina
Ore Body A(11)	1,007,140	5.59	697,430	3.82	1,704,570	4.87	266,930
Ore Body B(11)	303,560	2.96	486,460	2.99	790,020	2.98	75,700
Ore Body C(11)	328,020	3.55	789,230	2.72	1,117,250	2.96	106,540
Total	1,638,720	4.69	1,973,120	3.18	3,611,840	3.86	449,170
Total Southeastern Brazil	7,762,140	3.18	9,303,520	2.87	17,065,660	3.01	1,652,300

Northeastern Brazil
Gurupi Project
Cipoeiro(12)	-	-	45,043,500	1.20	45,043,500	1.20	1,734,860
Chega Tudo(12)	-	-	18,713,200	0.99	18,713,200	0.99	593,070
Total Northeastern Brazil	-	-	63,756,700	1.14	63,756,700	1.14	2,327,930
TOTAL	7,762,140	3.18	73,060,220	1.36	80,822,360	1.53	3,980,230

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Notes to Tables 1 and 2

(1)	Mineral Resources listed include mineral reserves. Some columns and rows may not total due to rounding.
(2)	TechnoMine NI 43-101 Feasibility Study Technical Report on the Paciência Gold Project Santa Isabel Mine filed on SEDAR on August 9, 2007.
(3)	Rio de Peixe, Bahú, and Marzagão.
(4)	TechnoMine NI 43-101 Technical Report on the Quadrilátero Gold Project filed on SEDAR on December 23, 2004.
(5)	Palmital, Ouro Fino, Quati, BIF Norte, and Bocaina.
(6)	TechnoMine NI 43-101 Multi-Target Resource Estimate Technical Report filed on SEDAR on June 21, 2011.
(7)	TechnoMine NI 43-101 Amended Feasibility Study Technical Report on the Caeté Gold Project filed on SEDAR on March 21, 2011.
(8)	Juca Vieira and Morro do Adão.
(9)	Boa Vista, Fernandes, Camará I, Camará II, and Serra Paraíso.
(10)	TechnoMine NI 43-101 Technical Report on the Turmalina Gold Mining Complex filed on SEDAR on November 9, 2011.
(11)	TechnoMine NI 43-101 Feasibility Study Technical Report on the Turmalina Phase I Expansion Project filed on SEDAR on September 11, 2008.
(12)	SRK resource estimate on the Gurupi Project announced by the Company on July 30, 2012.
(13)	TechnoMine NI 43-101 Feasibility Study Technical Report on the Gurupi Project filed on SEDAR on January 31, 2011.

Although Jaguar has carefully prepared and verified the mineral resource and reserve figures presented herein, such figures are estimates, which are, in part, based on forward-looking information, and no assurance can be given that the indicated level of gold will be produced. Estimated reserves may have to be recalculated based on actual production experience. Market price fluctuations of gold as well as increased production costs or reduced recovery rates, and other factors may render the present proven and probable reserves unprofitable to develop at a particular site or sites for periods of time. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Company’s 2012 Annual Information Form dated March 20, 2013 and available on SEDAR and EDGAR at www.sedar.com and www.sec.gov, respectively.

FINANCIAL REVIEW

During the quarter ended March 31, 2013, the market price of gold (London PM Fix) traded in a range from $1,574 to $1,694 and averaged $1,632 per troy ounce. This was approximately 4% lower than the average price for the quarter ended March 31, 2012. Gold prices were volatile during the quarter and have continued to be influenced by interest rates, uncertainty in the credit and financial markets, political unrest and financial distress in the United States, Europe, Japan and the Middle East, investment patterns around the world, physical demand and inflation expectations and other global economics factors.

The Company reports its financial statements in US$. However, a significant portion of the Company’s expenses are incurred in either Cdn$ or R$. The average rates of exchange for the Cdn$ per US$1.00 for the quarter ended March 31, 2013 and 2012 were 1.01 and 1.00, respectively. The average rates of exchange for the R$ per US$1.00 for the quarter ended March 31, 2013 and 2012 were 1.99 and 1.77, respectively.

Summary of Quarterly Results

The following chart summarizes the Company’s quarterly results of operations for the previous eight quarters:

	Three Months Ended
	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun
($ in 000s, except per share amounts)	2013	2012	2012	2012	2012	2011	2011	2011
Net sales	41,170	36,511	38,412	46,535	50,972	57,398	70,041	60,557
Net income (loss)	(6,926)	(49,371)	(21,625)	(16,350)	2,809	(33,661)	(51,272)	15,586
Basic income (loss) per share	(0.08)	(0.58)	(0.26)	(0.19)	0.03	(0.40)	(0.61)	0.18
Diluted income (loss) per share	(0.08)	(0.58)	(0.26)	(0.19)	0.03	(0.40)	(0.61)	0.18

Net sales have trended lower over the previous quarters due to lower production levels at the Company’s Turmalina and Caeté operations and the shutdown of the Paciência operation. However, during the quarter ended March 31, 2013, net sales totaled 25,316 ounces which represents an increase of 19% (4,018 ounces), from 21,298 ounces sold during the previous quarter ended December 31, 2012.

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Summary of Key Operating Results

	Three Months Ended March 31,
	2013	2012
($ in 000s, except per share amounts)
Gold sales	$41,170	$50,972
Ounces sold	25,316	30,138
Average sales price $ / ounce	1,626	1,691
Cash operating cost $ / ounce	826	1,268
Gross profit (loss)	10,382	(3,677)
Net income (loss)	(6,926)	2,809
Basic income (loss) per share	(0.08)	0.03
Diluted income (loss) per share	(0.08)	0.03
Weighted avg. # of shares outstanding - basic	84,906,423	84,409,648
Weighted avg. # of shares outstanding - diluted	84,906,423	84,431,344

Quarter Ended March 31, 2013 Compared to March 31, 2012

Gold sales for the quarter ended March 31, 2013, decreased $9.8 million or 19% from the quarter ended March 31, 2012 mainly due to the transition of the Paciência operation to care and maintenance. Excluding Paciência from the analysis, gold sales have increased 15% or 3,215 ounces, as demonstrated below:

Gold Sales by Mine (oz)	Three Months Ended March 31,
	2013	2012
Turmalina	10,850	9,644
Caeté	14,466	12,457
Paciência	-	8,037
Total	25,316	30,138

On the other hand, the average realized gold price decreased 4% to $1,626 per ounce for the first quarter of 2013 from $1,691 per ounce in the same quarter in 2012.

The Company reported a gross profit of $10.4 million for the quarter ended March 31, 2013 compared to a gross loss of $3.7 million for the quarter ended March 31, 2012. The increase in gross profit for the quarter ended March 31, 2013 versus the same period in 2012 was primarily due to Jaguar’s ongoing cost reduction program (see “Restructuring and Turnaround Plan”).

The gross profit represents 25% of the total gold sales in the quarter ended March 31, 2013, compared to -7% in the quarter ended March 31, 2012.

13

Review of Certain Operating Expenses and Other Income and Expenses

	Three Months Ended March 31,
	2013	2012
($ in 000s)
Stock-based compensation expense (recovery)	$222	$(851)
Administration	4,213	6,315
Other operating expenses	2,984	401
Derivative gain	(482)	-
Conversion option embedded in convertible debt gain	(1,122)	(14,325)
Foreign exchange gain	(647)	(3,175)
Interest expense	8,174	7,123
Interest income	(260)	(1,858)
Paciência expense	708	-

Stock-based compensation expense varies depending upon fluctuations in Jaguar’s share price, as well as the timing of the vesting of Jaguar’s stock options, deferred share units (“DSUs”), restricted share units (“RSUs”), and share appreciation rights (“SARs”). The stock-based compensation expense for the quarter ended March 31, 2013, includes recoveries of $18,000 and $3,000 for DSUs and SARs respectively, and expenses of $65,000 for RSUs, $109,000 for stock options and $69,000 for shares.

Administrative expenses decreased 33% to $4.2 million during the quarter ended March 31, 2013, from $6.3 million during the same period in 2012. Administration expenses include legal and accounting costs, costs to maintain offices and personnel, and costs associated with being a publicly-traded company. The headcount reduction contributed to a reduction of $674,000 in administrative expenses during the quarter ended March 31, 2013. Another factor was a reduction of $746,000 of expenses related to the strategic process which took place during the first quarter of 2012 and were not incurred during the same quarter of 2013.

Other operating expenses include an increase in provisions of approximately $2.9 million relating to legal matters in Brazil during the quarter ended March 31, 2013. In the normal course of our operations, the Company may be subject to lawsuits, and other claims, including environmental, labor and other matters. The ultimate outcome or actual cost of settlement may vary significantly from our original estimates.

The Company recognized a gain of $482,000 for the quarter ended March 31, 2013, on forward foreign exchange contracts. No foreign exchange contracts were outstanding during the three months ended March 31, 2012. The average price of the US$ strengthened against the R$ from 1.77 for the quarter ended March 31, 2012, to 1.99 for the quarter ended March 31, 2013. The closing price of the US$ against the R$ was 2.01 as at March 31, 2013 compared to1.82 as at March 31, 2012 (see “Risk Management Policies – Hedging”).

The conversion option component embedded in the 4.5% and 5.5% convertible notes is treated as a derivative liability and recorded at fair value using the Crank-Nicolson valuation model. The valuation model requires inputs, such as the Company’s common share price, volatility and credit spread. The change in fair value is a non-cash item which is recorded in the statement of operations and comprehensive loss. During the quarter ended March 31, 2013, a gain of $1.1 million was recognized as compared to a gain of $14.3 million during the quarter ended March 31, 2012.

A foreign exchange gain of $647,000 was recognized during the quarter ended March 31, 2013, versus a gain of $3.2 million during the quarter ended March 31, 2012. The foreign exchange losses on recoverable taxes assets were offset by foreign exchange gains on reclamation provisions, and deferred tax liabilities. The foreign exchange gains and losses are due to changes in the R$ and Cdn$ versus the US$.

Interest expense increased from $7.1 million during the quarter ended March 31, 2012 to $8.2 million for the quarter ended March 31, 2013. Included in interest expense for the quarter ended March 31, 2013 is $3.7 million of non-cash interest expense relating to the amortization of the discounts and financing costs on the convertible notes and the Renvest credit facility (quarter ended March 31, 2012 - $3.4 million).

14

Interest income decreased to $260,000 during the quarter ended March 31, 2013 from $1.8 million during the quarter ended March 31, 2012. Interest income was earned on deposits held in banks in Canada, the United States and Brazil.

During the quarter ended March 31, 2013, the Company recorded a $708,000 expense related to Paciência, which includes costs associated with temporarily winding down its operations. These costs include severance costs, labor and services on site and ongoing care and maintenance costs relating to the plant and mine.

FINANCIAL CONDITION, CASH FLOW, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Highlights

	Three months ended March 31,
	2013	2012
($ in 000s)
Operating activities	$11,071	$(6,127)
Financing activities	1,212	1,669
Investing activities	(7,456)	(24,138)
Effect of foreign exchange on non-US$
denominated cash and cash equivalents gain (loss)	(298)	3,984
Increase (decrease) in cash for the period	4,529	(24,612)
Beginning cash balance	13,856	74,475
Ending cash balance(1)	$18,385	$49,863

(1) Cash balance excludes $109,000 of restricted cash on March 31, 2013 and $909,000 on March 31, 2012.

As at March 31, 2013 and 2012, the Company had cash and cash equivalents of $18.4 million and $49.9 million, respectively.

Cash flow from operating activities generated $11.1 million of cash during the quarter ended March 31, 2013, compared to $6.1 million consumed during the quarter ended March 31, 2012.

Cash flow from financing activities generated $1.2 million of cash during the quarter ended March 31, 2013, and $1.7 million during the quarter ended March 31, 2012.

Investing activities consumed $7.5 million of cash during the quarter ended March 31, 2013 compared to $24.1 million for the quarter ended March 31, 2012. The funds were primarily used for underground development, equipment improvement and replacement throughout the Company’s operations in Minas Gerais.

The effect of foreign exchange on non-US$ denominated cash and cash equivalents was a $298,000 unrealized loss during the quarter ended March 31, 2013 compared to a $3.9 million unrealized gain during the quarter ended March 31, 2012. This reflects the fluctuations of the R$ and Cdn$ versus the US$ during the respective periods.

Cash Requirements – Capital Spending Program

	Three months ended March 31, 2013	Remainder of 2013	Estimate for 2013
($ in 000s)
Turmalina	$3,529	$9,174	$12,703
Caeté	4,060	17,656	21,716
Gurupi Project	86	371	457
Other spending	8	1,727	1,735
Total capital spending	$7,683	$28,928	$36,611

15

The Company intends to actively and closely monitor its cash position and manage its working capital as the Plan continues to be implemented. The Company has been exploring, and will continue to consider all of its options to maintain and raise capital when, and as needed, including selling assets or raising capital through debt or equity offerings.

In light of the recent reduction in the price of gold, the Company is re-examining all sources and uses of cash with a view to reducing net cash outlays while maintaining the turnaround efforts.

Total Capital Spending

Three months ended March 31, 2013
($ in 000s)
Mine Development	$4,258
Sustaining (equipment and services)	1,384
Sustaining (engineering)	1,457
Exploration	504
Others	80
Total capital spending	$7,683
Amount paid in cash	7,683
Amount paid with tax credits	-
Total capital spending	$7,683

The primary use of capital during the quarter ended March 31, 2013, was mine development and sustaining capital to maintain existing operations.

16

Contractual Obligations

The Company’s contractual obligations as of March 31, 2013 are summarized as follows ($ in 000s):

Commitments	Less than 1			More than 5
	year	1 - 3 years	3 - 5 years	years	Total
Financial Liabilities
Notes payable
Principal	$27,758	$177,138	$103,500	$-	$308,396
Interest	14,074	18,837	2,862	-	35,773
	$41,832	$195,975	$106,362	$-	$344,169
Other Commitments
Operating lease agreements	$5	$179	$-	$-	$184
Suppliers' agreements
Mine operations(1)	3,615	-	-	-	3,615
Reclamation provisions(2)	4,528	3,735	4,461	14,615	27,339
	$8,148	$3,914	$4,461	$14,615	$31,138

Total	$49,980	$199,889	$110,823	$14,615	$375,307

(1)	The Company has the right to cancel the mine operations contracts with 30 days advance notice. The amount included in the contractual obligations table represents the amount due within 30 days.
(2)	Reclamation provisions are not adjusted for inflation and are not discounted.

Balance Sheet Highlights
	March 31, 2013	December 31, 2012
($ in 000s)
Current assets	$65,321	$60,310
Long-term assets	439,243	443,565
Total assets	$504,564	$503,875

Current liabilities	$82,822	$81,629
Long-term liabilities	274,195	268,443
Total liabilities	$357,017	$

Working capital increased $3.8 million from ($21.3) million at December 31, 2012 to ($17.5) million at March 31, 2013. During the three months ended March 31, 2013, the Company invested $7.7 million for capital expenditure using short-term resources (see “Total Capital Spending during the period”).

The Company closed a $30.0 million standby credit facility during the fourth quarter of 2012. On January 25, 2013, Jaguar made an initial drawdown of $5.0 million (see “Renvest Credit Facility”) to use as working capital for Turmalina, Paciência and Caeté mining projects.

Risk Management Policies – Hedging

Forward Foreign Exchange Contracts – Derivative Financial Instruments

The Company manages its exposure to changes in foreign exchange rates through the use of forward foreign exchange contracts to hedge certain future transactions denominated in foreign currencies. The Company hedges anticipated but not yet committed foreign currency transactions when they are probable and the significant characteristics and expected terms are identified.

17

As at March 31, 2013, the Company had the following forward foreign exchange contracts outstanding:

Settlement Date	Amount in US$	Amount in R$
	(000s)	(000s)
30-Apr-13	$1,000	R$	2,074
30-Apr-13	1,000		2,079
31-May-13	1,000		2,152
31-May-13	1,000		2,157
	$4,000	R$	8,462

The statement of operations and comprehensive loss includes the following amounts of unrealized and realized gains or losses on foreign exchange derivatives:

	Three Months Ended March 31,
	2013	2012
($ in 000s)
Unrealized (gain) loss	$(98)	$-
Realized (gain) loss	(384)	-
Total	$(482)	$-

The forward exchange contracts are considered derivative financial instruments and are used for risk management purposes and not for generating trading profits. The Company closely monitors exchange rates and, as deemed appropriate by management, will continue to enter into forward currency contracts with the aim of minimizing the impact of adverse changes of the R$ and US$ relationship.

The Company is exposed to credit-related losses in the event of non-performance by two major international financial institutions handling the derivative financial instruments, but does not expect these highly rated counterparties to fail to meet their obligations.

Hedge accounting is not applied to these derivative financial instruments. The unrealized gains and losses are recognized in the operating income of the Company and are primarily a result of the difference between the spot price of the R$ and the forward currency contract price as at the balance sheet date.

Recoverable Taxes

The Company is required to pay certain taxes in Brazil that are based on purchases of consumables and property, plant and equipment. These taxes are recoverable from the Brazilian tax authorities through various structures. The Company is currently working on several initiatives to obtain exemption of taxes in certain transactions and to accelerate the process of recovering existing credits. As at March 31, 2013, total recoverable taxes denominated in Brazilian reais amounted to R$125.7 million ($62.4 million), (December 31, 2012 – R$134.7 million ($63.5 million)). During the quarter ended March 31, 2013 the Company sold $3.8 million ($0.7 million during the quarter ended December 31, 2012) of ICMS (VAT) credits to another taxpayer, reduced by a discount rate of approximately 12% and used $828,000 of recoverable federal taxes credits to offset taxes payable, mainly related to payroll taxes.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet investment or debt arrangements.

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INCOME TAXES

The Company recorded an income tax expense of $203,000 for the three months ended March 31, 2013, compared to an income tax recovery of $813,000 for the three months ended March 31, 2012. The income tax provision reflects a current income tax expense of $338,000 and a deferred income tax recovery of $135,000. This compares to a current income tax expense of $319,000 and a deferred income tax recovery of $1.1 million for the three months ended March 31, 2012. The income tax expense of $203,000 for the three months ended March 31, 2013 reflects the deferred tax impact of the weakening of the US$ during the quarter offset by withholding taxes on the inter-company debt interest.

The consolidated balance sheet reflects a current tax liability of $16.0 million as at March 31, 2013, and $15.5 million as at December 31, 2012; and a deferred income tax liability of $6.6 million as at March 31, 2013, and $6.6 million as at December 31, 2012.

The income tax provision is subject to a number of factors, including the allocation of income between different countries, different tax rates in the various jurisdictions, the non-recognition of tax assets, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments. Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

The Company has approximately $84.2 million of tax losses available for carryforward in Canada and $107.6 million of tax losses available for carryforward in Brazil, which can be carried forward indefinitely. However, only 30% of taxable income in Brazil in one year can be applied against the loss carryforward balance.

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Certain estimates, such as those related to the valuation of mineral exploration projects, recoverable taxes, deferred tax assets and liabilities, reclamation provision, derivatives, option component of convertible notes, liabilities associated with certain long-term incentive plans, measurement of inventory and disclosure of contingent assets and liabilities depend on subjective or complex judgments about matters that may be uncertain. Changes in those estimates could materially impact the Company’s condensed interim consolidated financial statements.

The judgments that management has applied in the application of accounting policies and related estimates that have the most significant effect on the amounts recognized are discussed in Note 2(d) of the Company’s December 31, 2012 annual consolidated financial statements which are available on SEDAR and EDGAR.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The accounting policies applied in the interim condensed consolidated financial statements as at March 31, 2013, are consistent with those used in the Company’s annual audited consolidated financial statements for the year ended December 31, 2012, with the exception of the following standards and interpretations adopted in 2013:

Consolidated Financial Statements

IFRS 10 Consolidated Financial Statements (“IFRS 10”) introduces a new approach to determining which investees should be consolidated, and provides a single model to be applied in the control analysis for all investees. In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27 Consolidated and Separate Financial Statements. The adoption of IFRS 10 was effective for the annual period beginning on January 1, 2013. There was no impact on the Company’s financial statements upon adoption of IFRS 10.

Joint Arrangements

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IFRS 11 Joint Arrangements (“IFRS 11”), published in May 2011, replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 changes the accounting for joint ventures and removes the free choice between using the equity method and using proportionate consolidation. IFRS 11 was effective for reporting years beginning on or after January 1, 2013. There was no impact on the Company’s financial statements upon adoption of IFRS 11.

Disclosure of Interests in Other Entities

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) was issued by the IASB in May 2011. IFRS 12 requires enhanced disclosures for entities that have an interest in subsidiaries, joint arrangements, associates or unconsolidated structured entities. IFRS 12 was effective for annual periods beginning on or after January 1, 2013. There was no impact on the Company’s financial statements upon adoption of IFRS 12.

Fair Value Measurement

IFRS 13 Fair Value Measurement (“IFRS 13”), published in May 2011, provides a single source of guidance for defining fair value, measuring fair value, and disclosing fair value measurements. IFRS 13 was effective for annual periods beginning on or after January 1, 2013. This standard is adopted prospectively as of the beginning of the 2013 annual period. There was no impact on the Company’s financial statements upon adoption of IFRS 13.

Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”) was issued by the IASB to address accounting issues regarding waste removal costs incurred in surface mining activities during the production phase of a mine, referred to as production stripping costs. The new interpretation addresses the classification and measurement of production stripping costs as either inventory or as a tangible or intangible non-current “stripping activity asset”. The standard also provides guidance for the depreciation or amortization and impairment of such assets. IFRIC 20 was effective for reporting years beginning on or after January 1, 2013. There was no impact on the Company’s financial statements upon adoption of IFRIC 20.

NON-IFRS PERFORMANCE MEASURES

The Company has included the non-IFRS performance measures cash operating margin per ounce of gold, cash operating cost per tonne processed and cash operating cost per ounce processed in this document. These non-IFRS performance measures do not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other companies. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. More specifically, management believes that these figures are a useful indicator to investors and management of a mine’s performance as they provide (i) a measure of the mine’s cash margin per tonne/ounce, by comparison of the cash operating costs per tonne/ounce to the price of gold; (ii) the trend in costs as the mine matures; and (iii) an internal benchmark of performance to allow for comparison against other mines. The definitions for these performance measures and reconciliation of the non-IFRS measures to reported IFRS measures are as follows:

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Cash Operating Margin Per Ounce of Gold

	Three months ended March 31,
	2013	2012
Average sales price per oz of gold	$1,626	$1,691
less
Cash operating cost per oz of gold produced	826	1,268
equals
Cash operating margin per oz of gold	$800	$423

Summary of Cash Operating Cost per Tonne Processed

	Three months ended March 31,
	2013	2012
Production costs per statement of operations(1)	$20,940,000	$37,597,000
Change in inventory (2)	(508,500)	1,292,000
Operational cost of gold produced (3)	20,431,500	38,889,000
divided by
Tonnes processed	265,000	447,000
equals
Cost per tonne processed	$77.10	$87.00

Turmalina Plant Cash Operating Cost per Tonne Processed

	Three months ended March 31,
	2013	2012
Production costs	$9,606,000	$12,528,500
Change in inventory (2)	(698,300)	858,100
Operational cost of gold produced (3)	8,907,700	13,386,600
divided by
Tonnes processed	108,000	157,000
equals
Cost per tonne processed	$82.50	$85.30

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Caeté Plant Cash Operating Cost per Tonne Processed

	Three months ended March 31,
	2013	2012
Production costs	$11,334,000	$13,699,000
Change in inventory (2)	189,800	1,196,100
Operational cost of gold produced (3)	11,523,800	14,895,100
divided by
Tonnes processed	157,000	156,000
equals
Cost per tonne processed	$73.40	$95.50

Paciência Plant Cash Operating Cost per Tonne Processed

	Three months ended March 31,
	2013	2012
Production costs	$-	$11,369,500
Change in inventory [2]	-	(762,200)
Operational cost of gold produced [3]	-	10,607,300
divided by
Tonnes processed	-	134,000
equals
Cost per tonne processed	$-	$79.20

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Summary of Cash Operating Cost per Ounce of Gold Produced

	Three months ended March 31,
	2013	2012
Production costs per statement of operations(1)	$20,940,000	$37,597,000
Change in inventory (2)	(416,783)	2,005,444
Operational cost of gold produced (3)	20,523,217	39,602,444
divided by
Gold produced (oz)	24,837	31,233
equals
Cost per oz of gold produced	$826	$1,268

Turmalina Plant Cash Operating Cost per Ounce Produced

	Three months ended March 31,
	2013	2012
Production costs	$9,606,000	$12,528,500
Change in inventory (2)	(709,298)	907,674
Operational cost of gold produced (3)	8,896,702	13,436,174
divided by
Gold produced (oz)	10,321	10,014
equals
Cost per oz of gold produced	$862	$1,342

Caeté Plant Cash Operating Cost per Ounce Produced

	Three months ended March 31,
	2013	2012
Production costs	$11,334,000	$13,699,000
Change in inventory (2)	292,515	1,820,332
Operational cost of gold produced (3)	11,626,515	15,519,332
divided by
Gold produced (oz)	14,515	13,881
equals
Cost per oz of gold produced	$801	$1,118

Paciência Plant Cash Operating Cost per Ounce Produced

	Three months ended March 31,
	2013	2012
Production costs	$-	11,369,500
Change in inventory [2]	-	(722,562)
Operational cost of gold produced [3]	-	10,646,938
divided by
Gold produced (oz)	-	7,338
equals
Cost per oz of gold produced	$-	1,451

(1)	Production costs do not include cost of goods sold adjustment of approximately $652,000, royalties of $814,000 and CFEM tax of $413,000 for the three months ended March 31, 2013. The cost of goods sold adjustment includes an inventory write-down expense of $115,000 and $537,000 of tax adjustments for the three months ended March 31, 2013.

(2)	Under the Company’s revenue recognition policy, revenue is recognized when legal title passes. Since total cash operating costs are calculated on a production basis, this change reflects the portion of gold production for which revenue has not been recognized in the period.

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(3)	The basis for calculating cost per ounce produced includes the change to gold in process inventory, whereas the cost per tonne processed does not.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining a system of disclosure control and procedures to provide reasonable assurance that all material information relating to the Company is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure.

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting (as such term is defined under rules adopted by the U.S. Securities Exchange Commission and National instrument 52-109 as issued by the Canadian Securities Administrator). Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There have been no changes during the three months ended March 31, 2013 that, in management’s view, would have materially affected, or that are reasonably likely to materially affect, the Company’s internal control over financial reporting.

SUBSEQUENT EVENT

On May 2, 2013, the Board adopted a shareholder rights plan agreement (the “Rights Plan”) between the Company and Computershare Trust Company of Canada, as rights agent. The objective of the Rights Plan is to ensure, to the extent possible, that all shareholders of the Company are treated equally and fairly in connection with any initiative to acquire control of the Company.

The Rights Plan is not intended to and will not prevent a take-over of the Company. The Rights Plan is designed to give shareholders sufficient time to properly assess a take-over bid without undue pressure and to give the Board time to consider alternatives designed to allow shareholders to receive full and fair value for the Shares. Additionally, the Rights Plan is designed to provide shareholders with equal treatment in a take-over bid.

The Rights Plan must be confirmed by shareholders within six months of its effective date. The Company currently intends to seek shareholder approval of the Rights Plan at its next annual and special meeting of shareholders to be held on June 10, 2013.

See “MATTERS TO BE ACTED ON” in the Company's Management Information Circular dated May 6, 2013 for a more complete summary of the Rights Plan. A copy of the Rights Plan is available on SEDAR and EDGAR.

OUTSTANDING SHARE DATA

The Company’s common shares are listed on the TSX and the NYSE. As of May 13, 2013, the Company has 85,080,567 issued and outstanding common shares, as well as 1,666,250 stock options outstanding. In addition, the Company has convertible notes, which upon conversion, a maximum of 26,649,785 shares would be issued (see Note 10(c) and (d) to the annual financial statements).

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CORPORATE DIRECTORY

BOARD OF DIRECTORS

Andrew C. Burns[1,3]

Gil Clausen[1,2,4]

Richard Falconer[2,3], Chairman

Anthony F. Griffiths[1,2]

Frederick W. Hermann[4]

Luis Ricardo Miraglia[3,4]

David M. Petroff

1. Audit Committee

2. Compensation Committee

3. Corporate Governance Committee

4. Health, Safety and Environmental Committee

OFFICERS

David M. Petroff

President and Chief Executive Officer

T. Douglas Willock

Chief Financial Officer

Gordon J. Babcock

Chief Operating Officer

Marcela Rocha Barbosa de Castro

Vice President of Treasury Management

Amira Abouali

General Counsel and Corporate Secretary

PRINCIPAL EXECUTIVE OFFICE

67 Yonge Street, Suite 1203

Toronto, ON M5E 1J8

Canada

Phone: (647) 494-5JAG (5524)

Fax: (647) 494-8885

Website: www.jaguarmining.com

ADMINISTRATIVE OFFICES

Rua Levindo Lopes 323 - Funcionários

CEP 30140-170 - Belo Horizonte

Brazil

REGISTERED OFFICE

67 Yonge Street, Suite 1203

Toronto, ON M5E 1J8

Canada

AUDITORS

KPMG LLP

Toronto, ON, Canada

Belo Horizonte, MG, Brazil

LEGAL COUNSEL

Davies Ward Phillips & Vineberg LLP

Toronto, ON, Canada

New York, NY, USA

Azevedo Sette Advogados

Belo Horizonte, MG, Brazil

BANKS

Bank of America

Boston, MA, USA

HSBC

Toronto, ON, Canada

Royal Bank of Canada

Toronto, ON, Canada

STOCK TRANSFER AGENT

Computershare Investor Services Inc.

100 University Avenue, 9th Floor

Toronto, ON M5J 2Y1

Canada

Phone: 1 (800) 564-6253

Fax: 1 (866) 249-7775

Email: service@computershare.com

EXCHANGE LISTINGS

TSX/NYSE: “JAG”

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